Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL REPORTS

SECOND QUARTER 2010 OPERATING RESULTS

ALMERE, THE NETHERLANDS, July 28, 2010—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter 2010 (unaudited) operating results in accordance with US GAAP.

•	Second quarter 2010 net sales of EUR 302.4 million a new record, up 38% quarter to quarter and up 153% year to year;

•	For our Front-end segment this quarter we achieved our operating cost (including manufacturing overhead) reduction target of 40% compared to the fourth quarter 2008 run rate;

•	Earnings from operations excluding impairment and restructuring charges increased from negative EUR 6.7 million in the second quarter of 2009 to EUR 83.5 million;

•	The Front-end segment increased from negative EUR 22.5 million to EUR 6.9 million;
•	The Back-end segment increased from EUR 15.8 million to EUR 76.6 million;

•

Net earnings of the second quarter of 2010 were EUR 47.5 million, or EUR 0.61 diluted net earnings per share, as compared to net earnings of EUR 4.2 million, or EUR 0.08 diluted net earnings per share for the first quarter of 2010 and a net loss of EUR 55.7 million or EUR 1.08 diluted net loss per share for the second quarter of 2009;

•

Bookings in the second quarter of 2010 were EUR 526.1 million, up 48% from the first quarter of 2010. Bookings from our Front-end segment were up 32% and bookings from our Back-end segment were up 52%. Quarter-end backlog was EUR 556.6 million, up 67% from the end of the previous quarter;

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “ASMI’s second quarter performance reflects strong growth in both our wafer processing and assembly and packaging operations.

Our Front-end business returned to profitability, we reached the cost reduction targets as set out in our global restructuring program PERFORM!, and we experienced an acceleration of orders compared to prior quarters. In Back-end, revenues, orders, and profits once again set quarterly records for our assembly and packaging operations serving the semiconductor and LED markets”.

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900

Media Contact:

Charles Huijskens

+31 20 6855 955

+31 653 105 072

The following table shows the operating performance for the second quarter of 2010 as compared to the first quarter of 2010 and the second quarter of 2009:

(EUR millions)
	Q2 2009	Q1 2010	Q2 2010	% Change Q1 2010 to Q2 2010	% Change Q2 2009 to Q2 2010
Net sales	119.5	219.1	302.4	38%	153%
Gross profit before impairment of inventories	33.7	92.5	133.4	44%	296%
Gross profit margin %	28.2%	42.2%	44.1%
Impairment inventories	(20.6)	—	—
Gross profit	13.1	92.5	133.4	44%	916%
Selling, general and administrative expenses	(25.7)	(26.6)	(31.6)	19%	23%
Research and development expenses	(14.6)	(17.5)	(18.2)	4%	25%
Amortization of other intangible assets	(0.2)	(0.1)	(0.1)
Restructuring expenses	(15.4)	(3.6)	(3.3)
Earnings (loss) from operations	(42.7)	44.7	80.2	80%
Net earnings (loss) allocated to the shareholders of the of the parent	(55.7)	4.2	47.5
Net earnings (loss) per share, diluted	(1.08)	0.08	0.61
New orders	155.8	355.4	526.1	48%	238%
Backlog at end of period	122.4	333.0	556.6	67%	355%

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the second quarter of 2010 as compared to the first quarter of 2010 and the second quarter of 2009:

(EUR millions)	Q2 2009	Q1 2010	Q2 2010	% Change Q1 2010 to Q2 2010	% Change Q2 2009 to Q2 2010
Front-end	27.6	54.0	66.1	22%	139%
Back-end	91.9	165.1	236.4	43%	157%
Total net sales	119.5	219.1	302.4	38%	153%

The increase in the second quarter of 2010 in our Front-end segment compared to the previous quarter was driven by increased equipment sales in particular for our ALD enabling technologies and higher spares and service sales as a result of increased activity levels at our customers. In our Back-end segment record quarterly sales again were realized in the second quarter of 2010 due to the continued strong demand for our traditional products and increasing demand for our LED related products.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the second quarter of 2010 as compared to the first quarter of 2010 impacted total net sales positively by 7%. The strengthening of these currencies as compared to the second quarter of 2009 impacted total net sales positively by 4%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the second quarter of 2010 as compared to the first quarter of 2010 and the second quarter of 2009:

(EUR millions)	Gross profit1) Q2 2009	Gross profit Q1 2010	Gross profit Q2 2010	Gross profit margin Q2 2009	Gross profit margin Q1 2010	Gross profit margin Q2 2010	Increase or (decrease) percentage points Q1 2010 to Q2 2010	Increase or (decrease) percentage points Q2 2009 to Q2 2010
Front-end	0.4	18.0	26.0	1.7%	33.4%	39.4%	6.0	37.7
Back-end	33.3	74.5	107.3	36.2%	45.1%	45.4%	0.3	9.2
Total gross profit	33.7	92.5	133.4	28.2%	42.2%	44.1%	1.9	15.9
1)	before impairment inventories

The gross profit margin of both our Front-end segment and our Back-end segment continued to improve when compared to the first quarter of 2010 driven by higher activity levels. The increase of the gross margin in our Front-end segment, both compared to the same period last year and to the previous quarter is partly attributable to the lower cost levels and manufacturing overhead as a result of the transfer of our manufacturing activities to our plant in Singapore and a favorable product mix.

The impact of currency changes quarter to quarter was an increase of 7% and year to year an increase of 4%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the second quarter of 2010 as compared to the first quarter of 2010 and the second quarter of 2009:

(EUR millions)	Q2 2009	Q1 2010	Q2 2010	% Change Q1 2010 to Q2 2010	% Change Q2 2009 to Q2 2010
Front-end	14.7	11.0	11.2	2%	(24)%
Back-end	11.0	15.6	20.4	31%	85%
Total selling, general and administrative expenses	25.7	26.6	31.6	19%	23%

As a percentage of net sales, selling, general and administrative (SG&A) expenses were 10% in the second quarter of 2010, 12% in the first quarter of 2010 and 21% in the second quarter of 2009.

In the Front-end segment SG&A as a percentage of sales was 17% in Q2 as compared to 20% in Q1 and 53% in Q2 2009, reflecting our focus to reduce the fixed cost base as part of our restructuring program Perform!.

In the Back-end segment SG&A, as a percentage of net sales, decreased due to the higher activity level.

The impact of currency changes quarter to quarter was an increase of 6% and year to year an increase of 4%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the second quarter of 2010 as compared to the first quarter of 2010 and the second quarter of 2009:

(EUR millions)	Q2 2009	Q1 2010	Q2 2010	% Change Q1 2010 to Q2 2010	% Change Q2 2009 to Q2 2010
Front-end	8.1	8.3	7.8	(6)%	(4)%
Back-end	6.5	9.2	10.3	12%	58%
Total research and development expenses	14.6	17.5	18.2	4%	25%

As a percentage of net sales, research and development expenses were 6% in the second quarter of 2010, 8% in the first quarter of 2010 and 12% in the second quarter of 2009.

We continue to focus and prioritize our programs carefully in line with our strategic objectives.

The impact of currency changes quarter to quarter was an increase of 6% and year to year an increase of 5%.

Restructuring expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to these restructuring projects EUR 3.3 million of expenses were incurred during the second quarter of 2010. These related mainly to severance packages, retention costs, provisions for vacancy and other costs related to the transfer of activities to Singapore.

Earnings (Loss) from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the second quarter of 2010 as compared to the first quarter of 2010 and the second quarter of 2009:

(EUR millions)	Q2 2009	Q1 2010	Q2 2010	Change Q1 2010 to Q2 2010	Change Q2 2009 to Q2 2010
Front-end:
Excluding impairments and restructuring	(22.5)	(1.4)	6.9	8.3	29.4
Impairments and restructuring	(36.0)	(3.6)	(3.3)	0.3	32.7
Including impairments and restructuring	(58.5)	(5.0)	3.6	8.6	62.1
Back-end	15.8	49.7	76.6	26.9	60.8
Total earnings (loss) from operations	(42.7)	44.7	80.2	35.5	122.9

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the second quarter of 2010 as compared to the first quarter of 2009 and the second quarter of 2009:

(EUR millions)	Q2 2009	Q1 2010	Q2 2010	Change Q1 2010 to Q2 2010	Change Q2 2009 to Q2 2010
Front-end
Excluding impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(23.9)	(10.1)	1.4	11.5	25.3
Impairments and restructuring	(34.9)	(3.6)	(3.3)	0.3	31.6
Result on early extinguishment of debt	—	(2.3)	—	2.3	—
Fair value changes conversion options	(4.7)	(2.6)	14.0	16.6	18.7
Special items	(39.6)	(8.5)	10.7	19.2	50.3
Including impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(63.5)	(18.6)	12.1	30.7	75.6
Back-end	7.8	22.7	35.4	12.7	27.6
Total net earnings (loss) allocated to the shareholders of the parent	(55.7)	4.2	47.5	43.3	103.2

Net earnings for the Back-end segment reflect our 52.59% ownership of ASM Pacific Technology.

Six months ended June 30, 2010

The following table shows the operating performance and the percentage change for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions, except earnings per share)	Six months ended June 30,
	2009	2010	% Change
Net sales	208.6	521.5	150%
Gross profit before impairment of inventories	55.0	225.9	311%
Gross profit margin %	26.4%	43.3%
Impairment inventories	(20.6)	—
Gross profit	34.4	225.9	556%
Selling, general and administrative expenses	(50.9)	(58,2)	14%
Research and development expenses	(31.1)	(35.7)	15%
Amortization of other intangible assets	(0.3)	(0.2)
Restructuring expenses	(19.5)	(7.0)
Earnings (loss) from operations	(67.4)	124.9
Net earnings (loss)1)	(79.0)	51.7
Net earnings (loss) per share, diluted1)	(1.53)	0.77
New orders	240.2	881.5	267%
Backlog at end of period	122.4	556.6	167%
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	% Change
Front-end	73.4	120.0	63%
Back-end	135.2	401.5	197%
Total net sales	208.6	521.5	150%

The increase of net sales in the first six months of 2010 in our Front-end segment compared to the same period last year was driven by increased equipment and higher spares and service sales as a result of increased activity at our customers. In our Back-end segment record quarterly sales was realized both in the first quarter and in the second quarter of 2010 due to the high continued strong demand for our traditional products and increasing demand for our LED related products.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the first six months of 2010 as compared to the first six months of 2009 impacted total net sales positively by 2%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	Gross profit		Gross profit margin
	20091)	2010	2009	2010	Increase or (decrease) percentage points
Front-end	12.6	44.0	17.2%	36.7%	19.5
Back-end	42.4	181.8	31.4%	45.3%	13.9
Total gross profit	55.0	225.9	26.4%	43.3%	16.9
1)	before impairment inventories

The gross profit margin of both our Front-end segment and our Back-end segment strongly improved when compared to the first six months of 2009 driven by significantly higher activity levels. The increase of the gross margin in our Front-end segment, both compared to the same period last year is partly attributable to the lower manufacturing overhead as a result of the transfer of our manufacturing activities to Singapore.

The impact of currency changes year to year was an increase of 2%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	% Change
Front-end	30.6	22.2	(27)%
Back-end	20.3	36.0	77%
Total selling, general and administrative expenses	50.9	58.2	14%

As a percentage of net sales, selling, general and administrative expenses were 11% in the first half year of 2010 and 24% in the same period of 2009.

For the first six months of 2010 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 19% compared with 42% for the first 6 months of 2009, reflecting our focus to reduce the fixed cost base as part of our restructuring program Perform!. For the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales decreased from 15% in 2009 to 9% in 2010.

The impact of currency changes year to year was an increase of 1%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	% Change
Front-end	18.1	16.1	(11)%
Back-end	13.0	19.5	50%
Total research and development expenses	31.1	35.7	15%

As a percentage of net sales, research and development expenses were 7% in the first six months of 2010 and 15% in the first six months of 2009.

The decrease in our Front-end segment is the result of a further prioritisation of research and development projects.

The impact of currency changes year to year was an increase of 2%.

Restructuring Expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to these restructuring projects, during the first six months of 2010 EUR 7.0 million of expenses were incurred. These related mainly to severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

Earnings (Loss) from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	Change
Front-end:
Excluding impairments and restructuring charges	(36.4)	5.6	42.0
Impairments and restructuring charges	(40.1)	(7.0)	33.1
Including impairments and restructuring charges	(76.5)	(1.4)	75.1
Back-end	9.1	126.3	117.2
Total earnings (loss) from operations	(67.4)	124.9	192.3

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the six months ended June 30, 2010 compared to the same period in 2009:

(EUR millions)	Six months ended June 30,
	2009	2010	Change
Front-end:
Excluding impairments, restructuring charges, result on early extinguishment of debt and fair value change conversion option	(40.7)	(8.6)	32.1
Loss from early extinguishment of debt	—	(2.3)	(2.3)
Impairments and restructuring charges	(37.8)	(7.0)	30.8
Fair value change conversion options	(4.1)	11.4	15.5
Including impairments, restructuring charges result on early extinguishment of debt and fair value change conversion options	(82.6)	(6.4)	76.2
Back-end	3.6	58.1	54.5
Total earnings (loss)1)	(79.0)	51.7	130.7
1)	Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.59% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the second quarter of 2010 and the backlog at the end of the second quarter of 2010 as compared to the first quarter of 2010 and the second quarter of 2009:

(EUR millions, except book-to-bill ratio)
	Q2 2009	Q1 2010	Q2 2010	% Change Q1 2010 to Q2 2010	% Change Q2 2009 to Q2 2010
Front-end:
New orders for the quarter	22.1	65.4	86.5	32%	291%
Backlog at the end of the quarter	36.2	61.7	82.1	33%	127%
Book-to-bill ratio (new orders divided by net sales)	0.80	1.21	1.31
Back-end:
New orders for the quarter	133.7	290.0	439.6	52%	229%
Backlog at the end of the quarter	86.2	271.3	474.5	75%	450%
Book-to-bill ratio (new orders divided by net sales)	1.45	1.76	1.86
Total
New orders for the quarter	155.8	355.4	526.1	48%	238%
Backlog at the end of the quarter	122.4	333.0	556.6	67%	355%
Book-to-bill ratio (new orders divided by net sales)	1.30	1.62	1.74

In our Front-end segment we have seen increased order bookings. Both 200mm and 300mm Epitaxy equipment led our second quarter Front-end order book. 200mm Epitaxy system bookings included Epitaxy orders for power management applications. In July, we received an order, valued in excess of US $25 million (approximately EUR 20 million), for multiple 300 mm Epitaxy tools, in addition to continued strong performance to date in our overall Front-end orderbook. Our Back-end segment bookings level in the second quarter was a new record. The demand for equipment to assemble both integrated circuits and LEDs was very strong.

Liquidity and capital resources

Net cash provided by operations was EUR 61.2 million for the second quarter of 2010 as compared to net cash used by operations of EUR 6.4 million for the second quarter of 2009. For the six months ended June 30, 2010 net cash provided from operations of EUR 87.0 million compared to net cash used in operations of EUR 0.5 million for the comparable period in 2009. This increase results mainly from the improved net earnings, partly offset by investments in working capital resulting from the increased level of activity.

Net cash used in investing activities was EUR 19.3 million for the second quarter of 2010 as compared to EUR 2.3 million for the second quarter of 2009. For the six months ended June 30, 2010 net cash used in investing activities of EUR 30.1 million compared to EUR 5.3 million for the comparable period in 2009. The increase results mainly from increased capital expenditures in our Back-end segment.

Net cash used in financing activities was EUR 30.5 million for the second quarter of 2010 as compared to net cash used in financing activities of EUR 15.3 million for the second quarter of 2009. For the six months ended June 30, 2010 net cash used in financing activities of EUR 70.6 million compared to EUR 17.6 million for the comparable period in 2009. The increase mainly results from the increased payment of dividend to minority shareholders and the repurchase of convertible bonds during the first quarter of 2010.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 214.1 million at March 31, 2010 to EUR 262.6 million at June 30, 2010. This increase is primarily the result of increased activity levels and exchange rates. The number of outstanding days of working capital, measured based on quarterly sales, decreased from 90 days at March 31, 2010 to 80 days at June 30, 2010. For the same period, our Front-end segment increased from 84 days to 104 days and our Back-end segment decreased from 92 days to 73 days.

At June 30, 2010, the Company’s principal sources of liquidity consisted of EUR 308.2 million in cash and cash equivalents and EUR 127.6 million in undrawn bank lines. Approximately EUR 148.7 million of the cash and cash equivalents and EUR 31.6 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 27.4 million of the cash and cash equivalents and EUR 6.1 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan. The use of EUR 33.7 of cash and cash equivalents is restricted in use for buy-back of outstanding convertible bonds due 2011.

Outlook

For the 2010 third quarter, we expect to generate positive revenue growth in both our Front-end and Back-end business segments.

We expect Front-end orders to strengthen further. Based on current order visibility, we believe this trend will continue through the rest of the year, as the semiconductor industry transitions to the more advanced technology nodes. We anticipate third quarter Back-end orders will continue to reflect the robust demand of both the semiconductor and LED markets.

Overall, we look forward to further improving our Front-end operating performance, complete PERFORM!, and to realizing another strong results’ quarter for our Back-end operations.

Proposed Acquisition by ASM Pacific Technology Limited

After pursuing our very successful Back-end strategy of internal organic growth for the past thirty years, we believe that it is time for us to adopt a new strategy of pursuing multiple growth engines. One of the challenges of changing a core strategic vision is to change it while one’s business is still performing strongly.

The Group’s proposed acquisition of the entire interest of the Electronics Assembly Systems business from Siemens AG represents an exciting and excellent opportunity for the Company. It offers ASM a significant growth opportunity and a chance to replicate our success in the assembly and packaging equipment business to the surface mount technology (“SMT”) equipment business.

The SMT placement equipment business that has been built up by Siemens AG has excellent market-leading technologies, good market reputation and a commendable market position. Currently, it enjoys strong market shares for products in the high-end market segments, particularly in Europe and the USA, which it is well-placed to maintain its leadership position. In terms of synergy, it shares many of the key enabling technologies and manufacturing processes of the assembly and packaging equipment offered by ASM. By contributing ASM’s experience and expertise in cost-efficient manufacturing and marketing networks in Asia, we aim to lower the costs of SMT equipment hitherto offered to the market. Hence, we are confident of expanding the market share of the acquired business in Asia, particularly in China. We also aim to repeat our successful total solution strategy by horizontally expanding the product portfolio of this new SMT equipment business to cater to the needs of diverse customers.

We strongly believe that the proposed acquisition represents an excellent combination of advanced technologies with vast experience in cost-efficient manufacturing and marketing networks in Asia. The synergistic effects of combining the strengths of the two organizations will serve to push this new SMT business unit and the whole ASM Group to new heights.

Details of the proposed acquisition are set out in the announcement on “Major Transaction – Acquisition of the SEAS Business” of ASM Pacific Technology dated 28 July 2010.

Interim Financial Report

On August 31, 2010 ASM International will publish its Interim Financial report for the six months ended June 30, 2010. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an interim management board report and a management board responsibility statement. The interim financial report for the six months ended June 30, 2010 will be available online at www.asm.com as from August 31, 2010.

Historical development sales and net earnings in EUR millions

ASM International will host an investor conference call and web cast on Thursday, July 29, 2010 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

United States - +1 718 247 0888

International - + 44 (0)20 7806 1967

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 11, 2010.

The replay dial-in numbers are:

United States - +1 347 366 9565

International - + 44 (0)20 7111 1244

Access Code: 9715249#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	119,519	302,416	208,606	521,468
Cost of sales	(106,395)	(169,032)	(174,187)	(295,614)
Gross profit	13,124	133,384	34,419	225,854

Operating expenses:
Selling, general and administrative	(25,668)	(31,630)	(50,873)	(58,187)
Research and development	(14,578)	(18,160)	(31,147)	(35,671)
Amortization of other intangible assets	(180)	(92)	(293)	(178)
Restructuring expenses	(15,406)	(3,308)	(19,542)	(6,958)
Total operating expenses	(55,832)	(53,191)	(101,855)	(100,994)
Earnings (loss) from operations	(42,708)	80,193	(67,436)	124,860
Net interest expense	(1,566)	(3,248)	(2,973)	(7,798)
Loss from early extinguishment of debt	—	—	—	(2,281)
Accretion of interest convertible	(957)	(1,399)	(2,041)	(3,229)
Revaluation conversion option	(4,684)	13,960	(4,082)	11,383
Foreign currency exchange gains (losses)	323	963	(997)	(374)
Earnings (loss) before income taxes	(49,592)	90,469	(77,529)	122,561
Income tax benefit (expense)	859	(11,033)	1,763	(18,470)
Net earnings (loss)	(48,733)	79,436	(75,766)	104,092

Allocation of net earnings (loss)
Shareholders of the parent	(55,727)	47,526	(79,003)	51,698
Minority interest	6,994	31,910	3,237	52,394

Net earnings (loss) per share, allocated to the shareholders of the parent:
Basic net earnings (loss)	(1.08)	0.91	(1.53)	0.99
Diluted net earnings (loss) (1)	(1.08)	0.61	(1.53)	0.76

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	51,609	52,321	51,609	52,047
Diluted (1)	51,609	64,075	51,609	55,024

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the six month ended June 2010, the effect of a potential conversion of convertible debt into 8,777,063 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. The possible increase of common shares caused by employee stock options for the three months ended June 30, 2010 with 254,183 common shares and for the six month ended June 30, 2010 with 312,829 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31,	June 30,
Assets	2009	2010
		(unaudited)
Cash and cash equivalents	293,902	308,220
Accounts receivable, net	165,754	249,283
Inventories, net	150,645	201,470
Income taxes receivable	43	50
Deferred tax assets	6,893	8,331
Other current assets	31,129	55,803
Total current assets	648,367	823,158
Debt issuance costs	6,978	6,261
Deferred tax assets	8,545	9,576
Other intangible assets	8,936	7,859
Goodwill, net	47,223	54,259
Investments	50	50
Assets held for sale	5,508	6,349
Evaluation tools at customers	11,282	9,956
Property, plant and equipment, net	114,811	152,879
Total Assets	851,700	1,070,347

Liabilities and Shareholders’ Equity
Notes payable to banks	17,008	14,019
Accounts payable	93,117	130,413
Accrued expenses	64,086	77,997
Advance payments from customers	16,371	40,205
Deferred revenue	3,254	1,266
Income taxes payable	17,658	32,921
Current portion of long-term debt	17,337	6,046
Total current liabilities	228,832	302,868

Pension liabilities	5,556	6,835
Deferred tax liabilities	314	299
Long-term debt	16,554	17,119
Convertible subordinated debt	192,350	176,657
Conversion option	22,181	4,971
Total Liabilities	465,787	508,749

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 51,745,140 and 52,756,452 shares	2,070	2,110
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	287,768	303,516
Retained earnings	16,145	67,843
Accumulated other comprehensive loss	(64,754)	(9,961)
Total Shareholders’ Equity	241,229	363,508

Non-controlling interest	144,684	198,090
Total Equity	385,913	561,598
Total Liabilities and Equity	851,700	1,070,347

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				In Euro
	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	(48,733)	79,436	(75,766)	104,092
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	8,688	7,495	17,616	14,535
Depreciation evaluation tools	-	669	-	1,182
Amortization of other intangible assets	406	679	951	1,360
Impairment of property, plant and equipment	2,312	-	2,312	-
Impairment of inventories	20,629	-	20,629	-
Addition provision restructuring expenses	10,763	1,102	10,763	1,991
Amortization of debt issuance costs	131	554	266	1,264
Loss resulting from early extinguishment of debt	0	-	0	2,281
Compensation expense employee stock option plan	531	686	1,173	1,339
Compensation expense employee share incentive scheme ASMPT	1,210	3,658	1,637	4,816
Revaluation conversion option	4,684	(13,960)	4,082	(11,383)
Additional non-cash interest convertible	957	1,399	2,041	3,229
Income taxes	786	8,549	(10,246)	11,622
Deferred income taxes	(2,619)	398	(3,874)	687
Changes in other assets and liabilities:
Accounts receivable	235	(44,782)	47,619	(54,069)
Inventories	(768)	(3,566)	7,570	(17,438)
Other current assets	(5,926)	(13,222)	(1,001)	(20,651)
Accounts payable and accrued expenses	563	27,810	(25,499)	32,507
Advance payments from customers	1,253	9,349	1,642	18,766
Deferred revenue	(1,689)	(378)	(2,554)	(2,153)
Pension liabilities	145	43	154	148
Payments out of restructuring provision	-	(4,690)	-	(7,116)
Net cash provided by (used in) operating activities	(6,442)	61,230	(483)	87,011

Cash flows from investing activities:
Capital expenditures	(870)	(19,175)	(2,606)	(30,349)
Purchase of intangible assets	(1,505)	(176)	(2,788)	(252)
Proceeds from sale of property, plant and equipment	124	15	123	530
Net cash used in investing activities	(2,251)	(19,336)	(5,271)	(30,071)

Cash flows from financing activities:
Notes payable to banks, net	(1,534)	(649)	(1,534)	(5,086)
Debt issuance costs paid	-	(180)	-	(452)
Repayments of long-term debt and subordinated debt	(1,446)	(1,607)	(3,713)	(38,243)
Dividend tax paid on withdrawal of treasury shares	(3,399)	-	(3,399)	-
Proceeds from issuance of common shares	-	584	-	1,730
Dividend to minority shareholders	(8,969)	(28,598)	(8,969)	(28,598)
Net cash used in financing activities	(15,348)	(30,450)	(17,615)	(70,648)
Exchange rate effects	(4,673)	17,772	(1,136)	28,025
Net increase (decrease) in cash and cash equivalents	(28,714)	29,216	(24,506)	14,317
Cash and cash equivalents at beginning of period	161,485	279,003	157,277	293,902
Cash and cash equivalents at end of period	132,771	308,220	132,771	308,220
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	2,787	4,446	2,950	8,227
Income taxes, net	974	2,086	12,356	6,160
Non cash investing and financing activities:
Subordinated debt converted into 878,202 common shares	-	13,468	-	13,468

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.59% at June 30, 2010, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Three months ended June 30, 2009	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	27,626	91,893	119,519
Gross profit	(20,148)	33,272	13,124
Earnings (loss) from operations	(58,498)	15,790	(42,708)
Net interest income (expense)	(1,671)	105	(1,566)
Accretion of interest convertible	(957)	-	(957)
Revaluation conversion option	(4,684)	-	(4,684)
Foreign currency exchange gains (losses)	(96)	419	323
Income tax benefit (expense)	2,336	(1,477)	859
Net earnings (loss)	(63,570)	14,837	(48,733)

Net earnings (loss) allocated to:
Shareholders of the parent			(55,727)
Non-controlling interest			6,994

Capital expenditures and purchase of intangible assets	1,691	684	2,375
Depreciation and amortization	3,616	5,478	9,094
Impairment of fixed assets	2,312	-	2,312

Three months ended June 30, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	66,056	236,360	302,416
Gross profit	26,039	107,346	133,384
Earnings from operations	3,624	76,569	80,193
Net interest income (expense)	(3,357)	108	(3,248)
Accretion of interest convertible	(1,399)	-	(1,399)
Revaluation conversion option	13,960	-	13,960
Foreign currency exchange gains (losses)	(148)	1,111	963
Income tax expense	(558)	(10,475)	(11,033)
Net earnings	12,123	67,313	79,436

Net earnings allocated to:
Shareholders of the parent			47,526
Non-controlling interest			31,910

Capital expenditures and purchase of intangible assets	2,512	16,839	19,351
Depreciation and amortization	3,413	5,430	8,843

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)			In Euro
	Front-end	Back-end	Total
Six months ended June 30, 2009	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	73,380	135,226	208,606
Gross profit	(8,025)	42,444	34,419
Earnings (loss) from operations	(76,569)	9,133	(67,436)
Net interest income (expense)	(3,188)	215	(2,973)
Accretion of interest convertible	(2,041)	-	(2,041)
Revaluation conversion option	(4,082)	-	(4,082)
Foreign currency exchange losses	(230)	(767)	(997)
Income tax benefit (expense)	3,477	(1,714)	1,763
Net earnings (loss)	(82,633)	6,867	(75,766)

Net earnings (loss) allocated to:
Shareholders of the parent			(79,003)
Non-controlling interest			3,237

Capital expenditures and purchase of intangible assets	3,304	2,090	5,394
Depreciation and amortization	7,367	11,200	18,567
Impairment of fixed assets	2,312	-	2,312

Cash and cash equivalents	64,039	68,732	132,771
Capitalized goodwill	10,096	37,569	47,665
Other intangible assets	9,283	365	9,648
Other identifiable assets	196,437	259,198	455,635
Total assets	279,855	365,864	645,719
Total debt	142,625	-	142,625
Headcount in full-time equivalents (1)	1,485	9,085	10,570
Six months ended June 30, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	120,012	401,456	521,468
Gross profit	44,041	181,813	225,854
Earnings (loss) from operations	(1,394)	126,254	124,860
Net interest income (expense)	(8,009)	212	(7,798)
Loss resulting of early extinguishment of debt	(2,281)	-	(2,281)
Accretion of interest convertible	(3,229)	-	(3,229)
Revaluation conversion option	11,383	-	11,383
Foreign currency exchange losses	(1,861)	1,487	(374)
Income tax expense	(1,040)	(17,429)	(18,470)
Net earnings (loss)	(6,431)	110,523	104,092

Net earnings allocated to:
Shareholders of the parent			51,698
Non-controlling interest			52,394

Capital expenditures and purchase of intangible assets	5,567	25,033	30,600
Depreciation and amortization	6,622	10,456	17,077

Cash and cash equivalents	159,509	148,711	308,220
Capitalized goodwill	11,193	43,066	54,259
Other intangible assets	7,222	637	7,859
Other identifiable assets	230,776	469,233	700,009
Total assets	408,700	661,646	1,070,347
Total debt	218,812	-	218,812
Headcount in full-time equivalents (1)	1,301	12,546	13,847
(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”). Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the second quarter of 2010.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The most significant differences that affect ASMI concern to the capitalization of certain product development costs, goodwill, the accounting of reversal of inventory write downs, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended June 30,		Six months ended June 30,
(EUR thousands, except per share data)	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

US GAAP	(48,733)	79,436	(75,766)	104,092
Adjustments for IFRS:
Reversal inventory write downs	-	2,706	-	2,706
Development expenses	(3,276)[1]	1,884	(855)	1,222
Debt issuance fees	-	(300)	-	(300)
Dividend preferred shares	(1)	-	(4)	-
Total adjustments	(3,277)	4,290	(859)	3,628

IFRS	(52,010)	83,726	(76,625)	107,720

IFRS allocation of net earnings (loss):
Shareholders	(59,004)	51,816	(79,862)	55,326
Minority interest	6,994	31,910	3,237	52,394

Net earnings (loss) per share, allocated to the shareholders of the parent;
Basic	(1.14)	0.99	(1.55)	1.06
Diluted	(1.14)	0.66	(1.55)	0.83
		Total Equity		Total Equity
(euro thousands)			June 30, 2009	June 30, 2010
			(unaudited)	(unaudited)
US GAAP			360,944	561,598
Adjustments for IFRS:
Goodwill			(9,848)	(11,150)
Debt issuance fees			-	(1,583)
Reversal inventory write downs			-	2,728
Development expenses			36,446	30,979
Pension plans			803	391
Preferred shares			(220)	-
Total adjustments			27,181	21,365

IFRS			388,125	582,963

1)	An impairment charge of EUR 7,530 as result of strategic choices was recognized in the second quarter of 2009

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.